

02005082

CM 2/20

D STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 19 2002 WASH, D.C. 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RICE PONTES CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 San Ramon Valley Blvd., Suite A201
(No. and Street)

San Ramon	CA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Rice (925) 242-0770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fry, Dolores R.
(Name — *if individual, state last, first, middle name*)

1916 Milton Road	Napa	CA	94559
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Pontes Capital, Inc., as of December 31, ~~19~~ 2000 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public


LINDA STEPANOVICH
Commission # 1176799
Notary Public — California
Contra Costa County
My Comm. Expires Mar 20, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DOLORES R. FRY
Certified Public Accountant
1916 Milton Rd., Napa, CA 94559
(707) 257-7364 Fax (707) 257-2433

Independent Auditor's Report

The Board of Directors
Rice Pontes Capital, Inc.

I have audited the accompanying statement of financial condition of Rice Pontes Capital, Inc. (a California corporation) as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice Pontes Capital, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

Napa, California
February 7, 2002

EXHIBIT A

RICE PONTES CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2001

ASSETS

CURRENT:		
Cash		$17,358
Accounts receivable:		
Commissions (Note 4)		0
TOTAL CURRENT ASSETS		$17,358
LONG-TERM:		
Securities owned - not readily marketable (Note 6)		3,300
TOTAL ASSETS		$20,658

LIABILITIES

CURRENT:		
Accounts payable - registered representatives	$ 7,584	
- other	308	$ 7,892
TOTAL LIABILITIES (all current)		$ 7,892

STOCKHOLDERS' EQUITY

COMMON STOCK:		
Common, no par, shares authorized, 10,000; issued and outstanding, 200	$12,735	
Retained earnings (deficit) (Exhibit C)	31	12,766
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$20,658

See notes to financial statements.

EXHIBIT B

RICE PONTES CAPITAL, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

COMMISSION INCOME		$312,844	100.00%
OPERATING EXPENSES	$320,082		
LESS: EXPENSES REIMBURSED BY REGISTEREDREPRESENTATIVES (Note 4)	7,924	312,158	99.78
INCOME FROM OPERATIONS		$ 686	.22%
OTHER INCOME:			
Interest		114	.04
INCOME BEFORE PROVISION FOR INCOME TAXES		$ 800	.26%
PROVISION FOR INCOME TAXES		(800)	(.26)
NET INCOME		$ 0	.00%
EARNINGS PER COMMON SHARE		$ 0	

See notes to financial statements.

EXHIBIT C

RICE PONTES CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, January 1, 2001	200	$12,735	$31
NET INCOME for the year ended December 31, 2001	0	0	0
BALANCES, December 31, 2001	200	$12,735	$31

See notes to financial statements.

RICE PONTES CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Exhibit B)		$ 0
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in:		
Accounts receivable	$3,126	
Increase (decrease) in:		
Accounts payable	3,258	6,384
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 6,384
CASH FLOWS FOR INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		0
NET INCREASE (DECREASE) IN CASH		$ 6,384
CASH AT BEGINNING OF YEAR		10,974
CASH AT END OF YEAR		$17,358
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes		$ 800
Cash paid during the year for interest		$ 0

See notes to financial statements.

RICE PONTES CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recognition of commission income:

The Company records commission income and related commission expense on a trade date basis, except for reoccurring trade revenue (such as 12 b-1 revenue) which is recorded when received.

Allowance for bad debts:

The Company's policy is to reserve for possible bad debts. However, at December 31, 2001, no reserves are required.

Cash and cash equivalents:

Cash and cash equivalents include cash deposited in bank accounts and in money market accounts.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. COMPANY OPERATIONS:

The Company is a broker/dealer with emphasis in mutual funds, variable annuities and limited partnerships. The Company was incorporated December 19, 1995 and was licensed as a California broker/dealer July 23, 1996.

Note 3. PROVISION FOR INCOME TAXES:

The Company has elected, with the consent of the stockholders, to have its income taxed directly to the stockholders for tax purposes under the S corporation provisions of the Internal Revenue Code. Accordingly, the accompanying financial statements provide only for state income taxes that are currently payable.

Note 4. EXPENSES REIMBURSED BY REGISTERED REPRESENTATIVES:

The Company entered into agreements, with its registered representatives who are shareholders, that have the following provisions:

1. Principals of the Company will be paid 100% of the commissions received by the Company for their sales production.
2. Principals of the Company will reimburse the Company for all expenses incurred and paid by the Company.

Note 5. RELATED PARTY TRANSACTIONS:

One shareholder of the Company was employed as a registered representative for another Broker Dealer, Park Avenue Securities, until October 5, 2001.

RICE PONTES CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2001

Note 6. SECURITIES OWNED - NOT READILY MARKETABLE:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

At December 31, 2001, these securities at cost consist of the following:

Warrants to purchase common stock of The NASDAQ Stock Market, Inc.	$3,300

RICE PONTES CAPITAL, INC.

SUPPLEMENTARY INFORMATION

RICE PONTES CAPITAL, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

NET CAPITAL:	
Total ownership equity from Statement of Financial Condition	$12,766
Total ownership equity qualified for net capital	$12,766
Total capital and allowable subordinated liabilities	$12,766
Total nonallowable assets	3,300
Net capital before haircuts	$ 9,466
Haircuts on trading and investment securities	81
NET CAPITAL	$ 9,385
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Liabilities from Statement of Financial Condition	$ 7,892
TOTAL AGGREGATE INDEBTEDNESS	$ 7,892
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (based on aggregate indebtedness)	$ 526
Minimum dollar requirements	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,385
Excess net capital @1000%	$ 8,596

See notes to financial statements.

RICE PONTES CAPITAL, INC.

SCHEDULE II

NONALLOWABLE ASSETS - DECEMBER 31, 2001

Securities owned - not readily marketable	$3,300
TOTAL NONALLOWABLE ASSETS	$3,300

SCHEDULE III

RECONCILIATION OF COMPUTATION OF NET CAPITAL - DECEMBER 31, 2001

Net capital as reported in the unaudited report of the quarter ended December 31, 2001	$9,386
Difference in ownership equity, as reported	(1)
Net capital as of December 31, 2001 - Schedule I	$9,385

See notes to financial statements.

CERTIFIED PUBLIC ACCOUNTANT'S

REPORT OF INTERNAL ACCOUNTING CONTROL



DOLORES R. FRY
Certified Public Accountant
1916 Milton Rd., Napa, CA 94559
(707) 257-7364 Fax (707) 257-2433

The Board of Directors of
Rice Pontes Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Rice Pontes Capital, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the control environment, accounting systems and control activities and their operation that I consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Rice Pontes Capital, Inc. for the year ended December 31, 2001 and this report does not affect my report thereon dated February 7, 2002.

The Company is a small company and essentially all of its operational and record-keeping procedures are performed by a few individuals. Consequently, the Company's systems and procedures do not provide for the segregation of duties commensurate with effective internal control. Since the Company does not maintain physical possession or control of paid securities of customers, this weakness is not considered as significant as it would be otherwise.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

Napa, California
February 7, 2002



RICE PONTES CAPITAL, INC.

(A California Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

RICE PONTES CAPITAL, INC.

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